                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 12b-25                SEC FILE NUMBER
                                                               000-27431

                                                               CUSIP NUMBER
                                                               129897  10  4


                           NOTIFICATION OF LATE FILING


                                  (Check One):

           [ ]  Form 10-K         [ ]  Form 20-F         [ ] Form 11-K

                     [X]  Form 10-Q               [ ] Form N-SAR

      For Period Ended:     December 31, 2001

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:___________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

        Full Name of Registrant:  Calico Commerce, Inc.
        Former Name if Applicable:
        Address of Principal Executive Office:

               333 West San Carlos St. -- Ste. 300
               San Jose, CA 95110


PART II - RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

        Registrant recently completed a sale of substantially all of its intellectual property and operating assets to PeopleSoft, Inc. The negotiation of this sale required a significant commitment of time and effort on the part of Registrant's management personnel and finance staff, particularly its Chief Financial Officer. This commitment left Registrant with insufficient management resources to complete its Form 10-Q by February 14, 2002 without unreasonable effort and/or expense.

PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

               Leslie E. Wright, Chief Financial Officer  (408) 975-7400

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Since the corresponding period in the last fiscal year, the Registrant has filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and sold substantially all of its operating assets to PeopleSoft, Inc.

                              CALICO COMMERCE, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 13, 2002           By:  /s/ Leslie E. Wright
                                     -----------------------------------------
                                     Leslie E. Wright, Chief Financial Officer


                                       3